CARTER LEDYARD & MILBURN LLP
                                Counselors at Law

                                  2 Wall Street
                             New York, NY 10005-2072       701 8th Street, N.W.,
                                                                 Suite 410
                                                       Washington, DC 20001-3893
     Steven J. Glusband                o                       (202) 898-1515
         Partner                                                    o
             o                Tel (212) 732-3200          570 Lexington Avenue
 Direct Dial: 212-238-8605    Fax (212) 732-3232         New York, NY 10022-6856
 E-mail: glusband@clm.com                                      (212) 371-2720



                                            April 16, 2008

VIA EDGAR
---------

Mr. Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549

                Re:  Lanoptics Ltd.
                     Form 20-F for Fiscal Year Ended December 31, 2007 Filed on March 28, 2008 Form 6-K Filed on
                     February 11, 2008 File No. 0-21218
                     -------------------------------------------------

Dear Mr. Krikorian:

         In furtherance of my telephone conversation of this date with Tamara Tangen, Staff Accountant, I am able to confirm that our client, Lanoptics Ltd., will respond on or about May 17, 2008 to the Staff's comments contained in a letter addressed to Mr. Eli Fruchter, Principal Executive Officer of Lanoptics Ltd., dated April 15, 2008.

         Thank you again for your cooperation.

                                            Very truly yours,

                                            /s/ Steven J. Glusband
                                                Steven J. Glusband



SJG:var
cc:  Eli Fruchter